Simpson Thacher & Bartlett LLP
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Direct Dial Number (202) 636-5804	E-mail Address jbonnie@stblaw.com

January 6, 2021

VIA COURIER AND EDGAR

Re:	Bumble Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted December 11, 2020
CIK No. 0001830043

Mitchell Austin, Esq. Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Dear Mr. Austin:

On behalf of Bumble Inc. (“Bumble” or the “Company”), we hereby transmit via EDGAR for confidential submission with the Securities and Exchange Commission Amendment No. 2 (“Amendment No. 2”) to the above-referenced Draft Registration Statement relating to the offering of shares of its Class A common stock, marked to show changes from Amendment No. 1 to the Draft Registration Statement confidentially submitted on December 11, 2020 (“Amendment No. 1”). The Draft Registration Statement has been revised in response to the Staff’s comments and to reflect certain other changes. In addition, Bumble has included a

Securities and Exchange Commission	2	January 6, 2021

placeholder commencing on page 12 for “Recent Developments” disclosure of preliminary estimated unaudited financial and operational results for the year ended December 31, 2020, which would be completed in the event the offering proceeds at a time when such information is available but prior to the availability of the audited financial statements for such period. Bumble has also filed certain exhibits with Amendment No. 2 and advises the Staff that it will file any remaining required exhibits in one or more future pre-effective amendments. Bumble understands that the Staff requires a reasonable amount of time for review.

In addition, we are providing the following responses to your comment letter, dated December 23, 2020, regarding Amendment No. 1. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 2. The responses and information described below are based upon information provided to us by Bumble. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Draft Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted December 11, 2020

Summary, page 1

1.

We note that in response to prior comment 4 you removed disclosures indicating you have been profitable since 2010. Please explain your reference to a profitable and durable business model on pages 2 and 127 or revise as necessary.

Bumble has revised pages 2 and 130 to remove references to the profitability of its business model.

Securities and Exchange Commission	3	January 6, 2021

2.

We note your revised disclosures in response to prior comment 6. Please further revise to present Operating Cash Flow Conversion with equal or greater prominence to Free Cash Flow Conversion as disclosed on page 4. Also, explain further why operating cash flow conversion calculated based on net loss is not meaningful and why presentation of such measure on a non-GAAP basis without the comparable GAAP information is appropriate. Lastly, you present adjusted EBITDA margin throughout the filing without presenting the most directly comparable GAAP measure. Please revise. Refer to Item 10(e)(i)(A) of Regulation S-K.

The Company has revised its disclosures to present Operating Cash Flow Conversion with equal or greater prominence to Free Cash Flow Conversion.

In addition, the Company has revised pages 21, 24, 98 and 116 to include the Operating Cash Flow Conversion for the historical periods and removed the references to “not meaningful” from the presentation to provide the comparable GAAP information. These results were impacted by non-recurring costs, particularly transaction costs, in the periods from January 29, 2020 to September 30, 2020 and from January 1, 2020 to January 28, 2020 and one-time litigation costs in the year ended December 31, 2018. The magnitude of these costs led to a net loss and impacted Operating Cash Flow Conversion.

Finally, the Company has revised its disclosures throughout the filing to include net (loss) earnings margin, as the most directly comparable GAAP measure to Adjusted EBITDA margin.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Information, page 83

3.

We note your revised disclosures in response to prior comment 9. Please further revise to include the amount of controlling equity interest in Bumble Holdings and state whether you have the obligation to absorb losses and receive benefits from Bumble Holdings. Also, clarify whether you consider Bumble Holdings to be a VIE and, if so, whether you are the primary beneficiary. Refer to ASC 810-10-25.

The Company advises the Staff that the amount of controlling equity interest in Bumble Holdings will be determined upon pricing of the offering. However, the Company has revised page 87 to disclose the amount of controlling equity interest in Bumble Holdings (which amount will be provided based on the number of shares offered and assumed initial public offering price in a future pre-effective amendment to the registration statement) and has revised its disclosures throughout the filing to state that, upon consummation of the Reorganization and Offering Transactions, Bumble Inc. expects to hold an equity interest in Bumble Holdings, entitling it to the obligation to absorb losses and receive benefits from Bumble Holdings.

While the Reorganization and Offering Transactions have not yet taken place, the Company concluded that it expects to have a variable equity interest in Bumble Holdings that exposes the Company to Bumble Holdings’ potential losses and returns and absorbs the entity’s economic risks and rewards, in accordance with ASC 810-10-25-22. In addition, Bumble Holdings does not meet the definition of a controlling interest as the equity holders, as a group, lack the power to direct the activities that most significantly impact the entity’s economic performance. Bumble Inc. as the general partner (“GP”) of Bumble Holdings has the full and exclusive power and authority to conduct or authorize the conduct of business of Bumble Holdings and to exercise or direct the exercise of power over participating decisions of Bumble Holdings to effectuate the purposes of the entity. Further, there are no substantive kick-out rights present whereby the limited partners of Bumble Holdings have the ability to remove Bumble Inc. as the GP, with or without cause. As neither of the two conditions of ASC 810-10-15-14(b) are met, the power, through voting rights or similar rights, to direct the activities of an entity that most significantly impact the entity’s economic performance are not held by the equity holders, as outlined in ASC 810-10-15-14(b)(ii), and as a result, the equity holders, as a group, lack the characteristics of a controlling financial interest. As a result, Bumble Holdings is deemed to be a VIE.

Securities and Exchange Commission	4	January 6, 2021

Bumble Inc. assessed and concluded that it expects to be the primary beneficiary based on the following criteria, in accordance with ASC 810-10-25:

•	Power to direct the activities of the entity that most significantly impact the entity’s economic performance (the power criterion); and

•	The obligation to absorb losses of the entity, or the right to receive benefits of the entity, that could be potentially significant to the entity (the economics criterion)

The Company has revised its disclosure on page 87 to state that, upon consummation of the Reorganization and Offering Transactions, Bumble Inc. will have the obligation to absorb losses and receive benefits from Bumble Holdings, and that Bumble Inc. will hold 100% of the voting power in Bumble Holdings.

4.

We note your revised pro forma disclosures. Please note that once this information is finalized and actual amounts are provided, we may have further questions regarding your pro forma adjustments related to the Reorganization and Offering Transactions.

The Company acknowledges the Staff’s comment.

Buzz Holdings L.P. Unaudited Condensed Consolidated Balance Sheets, page F-30

5.

Please explain further why the $119 million loan issued to Beehive as part of the Sponsor Acquisition was recorded as a reduction of Limited Partners’ Interest. Also, clarify why the amount of Limited Partners’ interests here does not agree to the amount in the Condensed Consolidated Statement of Changes in Equity at September 30, 2020. Please also revise to reflect the outstanding units in the equity statement.

The Company advises the Staff that the loan issued to Beehive Holdings III, LP, an entity which is controlled by our Founder and is deemed to meet the definition of an affiliate of Bumble Holdings, as part of the Sponsor Acquisition was recorded as contra-equity in accordance with ASC 310-10-S99-3, which requires that notes or other receivables from a parent or another affiliate be recorded as contra-equity as such receivables are deemed to be the equivalent to unpaid subscriptions receivable for capital shares. Based on the above, the Company recorded the value of the loan within equity, specifically Limited Partners’ interests. The remaining unpaid balance of the loan will be repaid, either in cash or settled for Class A Units in Bumble Holdings with a fair market value equal to the outstanding balance or for a combination of cash and Class A Units, prior to the date on which the registration statement is first publicly filed.

The Company has revised the statement of changes in equity on page F-34 to include the number of outstanding units and to agree to the amount on the balance sheet.

Securities and Exchange Commission	5	January 6, 2021

Notes to Unaudited Condensed Consolidated Financial Statements

Note 11 Stock Based Compensation, page F-48

6.

You disclose that the predecessor stock-based compensation plans were terminated in connection with the Acquisition. However, you provide placeholder disclosures on page 122 under a “prior to the Sponsor Acquisition” heading, which includes the aggregate intrinsic value of such outstanding stock options based on the assumed initial public offering price. Please tell us whether the predecessor stock options are still outstanding as of September 30, 2020, and if so, the nature of such awards and how those relate to your disclosure on page 122.

The Company advises the Staff that the predecessor stock options are no longer outstanding and has revised the disclosure on page 125 to disclose that the predecessor stock-based compensation plans were terminated in connection with the Sponsor Acquisition.

7.

We note your response to prior comment 22. Please further explain to us the reasons for the significant increase in the fair value of the Class B Units used to value the awards granted in August 2020 compared to the fair value used for the June 2020 grants. In this regard, you refer to the sustained improvement in the industry and an increase in market multiples compared to those as of the date of the acquisition in January; however, it is unclear how this addresses the 164% increase in fair value from June 2020 to August 2020. Also, explain further your reliance on the January 29, 2020 purchase price valuation to determine the fair value of awards granted five months later.

The Company advises the Staff that the purchase price paid on January 29, 2020 was used as an estimate of fair value of the Company to determine the fair value of Class B Units granted on June 19, 2020 due to the following factors:

•

Market multiples were similar: Market multiples were similar between January 2020 and June 2020 (34.7x EBITDA in January 2020 versus 35.3x EBITDA in June 2020). In addition, the purchase price in the Sponsor Acquisition indicated a significant discount relative to market multiples. As of June 19, 2020, the Company did not have evidence that the discount reflected in the purchase price would have changed from January 2020.

•

Uncertainty of the depth and breadth of the impact of COVID-19: There was significant uncertainty of the depth and breadth of the medium- and long-term impact of the COVID-19 pandemic on the business. While the Company ultimately was not significantly impacted by market volatility due to the COVID-19 pandemic, as of June 19, 2020, it was still not yet known what the impact of the pandemic would be on the Company’s business and financial results.

•

The Company reduced its revenue forecast for the year ended December 31, 2020 in May 2020: The Company’s revenue projection for the year ended December 31, 2020 was reduced by $40 million in May 2020 as compared to the revenue forecast at the time of the Sponsor Acquisition, again partly attributable to COVID-19. ARPPU decreased by 9% from the three months ended December 31, 2019 to the three months ended June 30, 2020.

Securities and Exchange Commission	6	January 6, 2021

•

No immediate plans for liquidity: Due to ongoing uncertainty in the markets during the second quarter of 2020, the Company, as of June 2020, did not have any plans for a liquidity event. In addition, there were no discussions being held with investment banks or strategic buyers, nor had the capital market activity for initial public offerings accelerated at this point in time.

The Company advises the Staff that the increase in fair value of Class B Units granted in August 2020, compared to the fair value of Class B Units granted in June 2020, was driven by the following factors:

•

Reduction in uncertainty of the impact of COVID-19: During the third quarter of 2020, the Company had more visibility and certainty concerning the impact that the COVID-19 pandemic would have on the business. ARPPU increased by 7% from the three months ended June 30, 2020 to the three months ended September 30, 2020. Though the Company had previously decreased its projected revenue for the year ended December 31, 2020 in May 2020, actual revenue increased by 20% from $135.1 million in the three months ended June 30, 2020 to $162.3 million in the three months ended September 30, 2020, the latter of which represented a 24.4% increase from the same period in the prior year. Similarly, Adjusted EBITDA grew by 65% from $32.5 million in the three months ended June 30, 2020 to $53.7 million in the three months ended September 30, 2020, the latter of which represented a 109.1% increase from the same period in the prior year. From July 1, 2020 to August 8, 2020, at the time of the grant, the Company had already experienced an improvement in revenue as compared to its reforecast in May 2020, as well as improvements in Adjusted EBITDA due to savings in marketing and staff costs.

•

Immediate plans for public equity listing began: As uncertainty with respect to the Company’s future performance reduced, the Company began exploring an initial public offering, as resolved by the board of directors on August 7, 2020. This was, in part, influenced by the increase in overall capital markets activity, as there were 33 US IPOs in the three months ended March 31, 2020, compared to 60 in the three months ended June 30, 2020 and 152 in the three months ended September 30, 2020. The Company’s new President and Chief Financial Officer joined the Company in July and September of 2020, respectively, in part because of the Company’s preparation for an initial public offering. As plans for an equity listing accelerated, the Company engaged in discussions with investment banks and sought indicative pricing from potential underwriters in late July 2020, which supported the Company’s position that the Company’s value had increased. The potential underwriters noted multiple expansion across the sector and the Company’s strong revenue and Adjusted EBITDA.

•	Significant increase in market multiples: Market multiples increased from 35.3x EBITDA in June 2020 to 42.8x EBITDA in August 2020.

Securities and Exchange Commission	7	January 6, 2021

The above factors led to an increase in the equity value to approximately $5.25 billion and in enterprise value to approximately $5.8 billion, an increase of 100% from the purchase price in the Sponsor Acquisition of $2.9 billion, and an increase in the fair value of the Time-Vesting Class B Units from $0.36 in June 2020 to $0.95 in August 2020.

The Company also clarifies that of the total awards granted in June 2020 (approximately 84.9 million units), approximately 62.4 million were Incentive Units, which are liability-classified and marked to fair value as of September 30, 2020.

The Company believes that any potential increase in the underlying equity value between January 2020 and June 2020, as an input in the valuation of the Time-Vesting Class B Units granted in June 2020, would not have resulted in a material incremental stock-based compensation expense for the period from January 29, 2020 to September 30, 2020. For reference, the total expense recognized related to the Time-Vesting Class B Units granted in June 2020 is $0.8 million in the period from January 29, 2020 to September 30, 2020.

The Company has expanded its disclosure on pages 126 and 127 on critical accounting policies and estimates to provide further information on certain assumptions used in developing fair value estimates which impact stock-based compensation.

8.

Please clarify for us whether the liquidity event related to the exit-vesting Class B and Incentive Units will be satisfied by any events related to the Offering Transactions such as the purchase of outstanding Units from pre-IPO owners. If so, revise to disclose the amount of compensation expense that will be recognized upon such events and tell us your consideration to include adjustments for such amounts in your pro forma financial statements.

The Company has revised its disclosure on page 126 to clarify that the Exit-Vesting Class B and Incentive Units are not expected to vest as a result of the Offering Transactions.

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Please do not hesitate to call me at 202-636-5804 or William R. Golden III at 202-636-5526 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,
/s/ Joshua Ford Bonnie

Securities and Exchange Commission	8	January 6, 2021

cc:	Securities and Exchange Commission

Larry Spirgel

Melissa Kindelan

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